NEW AMERICA ENERGY, CORP.

240 Vaughan Drive

Alpharetta GA  30009

June 21, 2021

Third Bench Holdings, LLC

175 S. Main Street #1410

Salt Lake City, UT 84111

Attention:	Mr. David Fair
Chief Executive Officer

Re: Binding Letter of Intent for the Acquisition of Third Bench Holdings LLC

Dear Mr. Fair:

We are writing to set forth certain of the principal terms and conditions on and subject to which New America Energy, Corp., or its affiliates (the “Company”) proposes to enter into a transaction with Third Bench Holdings, LLC (“Holdings”) and the members of Holdings (collectively, the “Members”), pursuant to which the Company and/or its affiliate will acquire majority ownership of Holdings from the Members as set forth herein.

The basic terms and conditions proposed by the Company and to be incorporated into definitive agreements will include, but not be limited to, the following:

1.  Description of Acquisition Agreement. The Company (or its affiliate) will acquire all of the issued and outstanding equity of Holdings from the Members (the “Acquisition”).  In consideration for the Acquisition, the Members shall receive shares of a new series of Preferred Stock of the Company which rights and preferences, collectively, shall include: (i) conversion rights into that number of shares of common stock of the Company which shall equal Ninety Percent (90%) of the total issued and outstanding common stock of the Company as determined at the consummation of the Acquisition (“Underlying Common Stock”) on a fully diluted basis for a period of one year; and (ii) voting rights, in all matters, together with the Members of common stock of the Company with the numbers of votes equal to the number of shares of Underlying Common Stock.

Pursuant to the terms of the Acquisition, the current officers and directors of the Company shall, at the closing of the Acquisition, resign and appoint the officers and directors as directed by Holdings. The current CEO, Jeffrey M. Canouse, will be retained for a period of three (3) months to assist in the transition at a monthly salary rate of $5,000 (USD) per month. This retention can be extended upon mutual agreement between Jeffrey Canouse and the Company.

All of the terms of the Acquisition including the Initial Financing (as defined forth herein) shall be set forth in a definitive acquisition agreement (the “Acquisition Agreement”) which shall be negotiated between the Company and the Members.

2.  Financing Transaction.  At the consummation of the Acquisition (the “Closing”), the Company will consummate a bridge financing for the benefit of Holdings in an amount of (US$500,000.) and such funds shall be utilized, in part, to pay for the expenses incurred in connection with the Acquisition and the Audit.  Following the Closing, the Company will raise up to Ten Million dollars (US$10,000,000) by the sale of shares of equity (common stock or preferred stock) or debt of the Company (the “Initial Financing”). It is anticipated that the Initial Financing will be consummated in tranches over the twelve (12) months following the Closing.

3.  Southridge. At the Closing, Southridge (or its affiliates as directed by Southridge) shall receive shares of a new series of Preferred Stock of the Company which, collectively, shall be convertible into that number of shares of common stock of the Company which shall equal Five Percent (5%) of the total issued and outstanding common stock of the Company as determined at the consummation of the Acquisition (on a fully diluted basis for a period of one year) and carry ratchet and anti-dilution rights.

4.  Control Block. At the closing, Jeffrey Canouse, will assign 100% of  the Preferred A Shares that he currently owns in exchange for shares of Series B Preferred Stock to be issued to Jeffrey M. Canouse  (or his affiliates and/or designees as directed by Jeffrey Canouse) of the Company which, collectively, shall be convertible into that number of shares of common stock of the Company which shall equal Three Percent (3%) of the total issued and outstanding common stock of the Company as determined at the consummation of the Acquisition (on a fully diluted basis for a period of two (2) years) and carry ratchet and anti-dilution rights.

5.  Accuracy of financial statements.  The terms set forth in this letter are based on the parties' assumption that Holdings’ balance sheets, income statements and statements of cash flows for the fiscal years ending December 31, 2018 and December 31, 2019 (and December 31, 2020 when available), have been (will be) prepared in accordance with generally accepted accounting principles consistently applied and that such financial statements fairly represent Holdings’ financial condition at that time and the results of its operations for that period; and prior to the closing of the Acquisition, any necessary audit(s) of Holdings (the “Holdings Audits”) shall be performed and completed by an auditing firm as selected by the Company.

6.  Customary terms and conditions.  All terms and conditions concerning the Acquisition (collectively, the “Transaction”) will be stated in one or more definitive agreements, including but not limited to the Acquisition Agreement, subject to the approval of the parties, acting on advice of counsel. The terms and conditions will be usual and customary in a transaction of this nature and mutually acceptable to the parties.

7.  Closing Conditions.

a.  the Members’ closing of the Transaction is conditioned upon:

(i)  The Members’ satisfaction with the results of the legal, accounting and business due diligence investigation of the Company to be performed by Holdings’ attorneys, accountants and representatives;

(ii)  negotiation and execution of a definitive agreements (including but not limited to the Acquisition Agreement) and any ancillary documents carrying out the terms of the Transaction as set forth therein, respectively;

(iii)  obtaining of all necessary and material governmental and third-party consents and approvals; and

(iv)  absence of any material adverse change in the Company’s or any of its subsidiaries or affiliates condition, assets operation or business prospects.

(v)  confirmation by the Company that at the time of the merger the amount of debt held by the Company will be less than US $3,000,000 .

b.  the Company’s closing of the transaction is conditioned upon:

(i)  the Company’s satisfaction with the results of the legal, accounting and business due diligence investigation of Holdings and the Members to be performed by their attorneys, accountants and representatives;

(ii)  negotiation and execution of a definitive agreements (including but not limited to the Acquisition Agreement) and any ancillary documents carrying out the terms of the Transaction as set forth therein, respectively;

(iii)  obtaining of all necessary and material governmental and third-party consents and approvals;

(iv)  delivery of the Holdings Audits; and

(v)  absence of any material adverse change in Holdings’ condition, assets operation or business prospects.

7.  Confidentiality.  Each party hereto will permit each other party and their attorney, accountants and representatives to conduct an investigation and evaluation of such other party, will provide such assistance as is reasonably requested and will give access at reasonable times to all things related to the business, personnel and assets of such other party.  If the contemplated transaction is not consummated, each party hereto will not, nor will it permit any of its employees, agents or representatives to, use or disclose to any third party (except to the extent required by law or judicial process or publicly available or obtainable, from independent sources not subject to a confidentiality agreement or required by law) any information obtained in their investigation of the other party.

8.  Conduct of Business.  During the period from the date hereof to the closing of the transactions contemplated herein: (a) Holdings’ business will be carried on in accordance with all applicable laws, rules and regulations (the violation of which would have a material adverse effect on a party or any significant portion of its business) and in a manner consistent with past customs and practices; (b) Holdings agrees to conduct its business in the ordinary course; (c) Holdings will not issue, redeem, purchase or otherwise acquire, directly or indirectly any of its outstanding equity (other than as contemplated by the terms as set forth herein); and (d) the parties will not take, or permit any of its subsidiaries, if any, to take, any action which would, or which might reasonably be expected to, hinder the Transaction or render it less desirable.

9.  Binding Nature/Exclusivity.  Due to the binding nature of this Letter of Intent, the Company, the Members and Holdings agrees that, until the earlier of the execution of the Acquisition Agreement or sixty (60) days from the date hereof, the Members, Holdings and its affiliates, directors, representatives, employees or agents will not directly or indirectly: (i) solicit, encourage or discuss a sale of all or any substantial part of Holdings  or its assets or a sale of any equity or debt security of Holdings or any subsidiary, or any merger, consolidation, liquidation, dissolution, recapitalization, reorganization, or similar transaction involving Holdings or any subsidiary with any other party (all of the foregoing are collectively referred to as “Acquisition Proposals”) (except as required in connection with its fiduciary duties), or (ii) provide any information regarding Holdings to any third party (other than information which is traditionally provided in the regular course of its business operations to third parties where they have no reason to believe that such information may be used to evaluate an Acquisition Proposal and information required to be delivered by legal process). The Members and Holdings (and its affiliates, directors, representatives, employees and agents) will immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding any Acquisition Proposal and will promptly notify the Company if any Acquisition Proposal, or any inquiry or contact with any person or any entity with respect thereto, is made.

10.  Transaction Expenses.  The Members, the Company and Holdings will each pay its own respective transaction expenses in connection with the transactions contemplated hereby, including, but not limited to, fees and expenses of legal counsel or other representatives and consultants and all other fees and expenses.

It is understood that this letter merely constitutes a non binding statement of our mutual intentions, does not contain all matters upon which agreement must be reached for the Transaction to be consummated and, therefore, does not constitute a binding and enforceable commitment with respect to matters covered by this letter (including the Transaction). A binding and enforceable commitment with respect to matters covered by this letter (including the Transaction) will result only from the execution of the definitive agreements, subject to the conditions expressed therein. Notwithstanding the two preceding sentences of this Section, upon acceptance hereof as described below, the provisions of Sections 7, 8, 9 and 10 shall be legally binding upon and enforceable against Holdings, the Members and the Company.

SIGNATURE PAGE FOLLOWS

If the foregoing Binding Letter of Intent accurately sets forth our mutual intentions with respect to the principal terms of the proposed Transaction, please sign below and return a copy of this letter to the undersigned.

Very truly yours,

NEW AMERICA ENERGY, CORP.

By: /s/ Jeffrey Canouse

Jeffrey Canouse

Chief Executive Officer

Agreed and Accepted

as of June 21, 2021:

Third Bench Holdings LLC

By: /s/ David Fair

David Fair

Chief Executive Officer

THE MEMBERS:

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[Name]

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[Name]

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[Name]

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[Name]